UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13(d)-2(a)

(Amendment No. 8)

Lyondell Chemical Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

552078

(CUSIP Number)

Donald P. de Brier, Esq.

Occidental Petroleum Corporation

10889 Wilshire Boulevard

Los Angeles, California 90024

(310) 208-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 10, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Occidental Petroleum Corporation 95-4035997
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC, OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
		Item 2(d)	[ ]
		Item 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.		CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14.		TYPE OF REPORTING PERSON CO

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Occidental Petroleum Investment Co. 95-2584267
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC, OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
		Item 2(d)	[ ]
		Item 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.		CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14.		TYPE OF REPORTING PERSON CO

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Occidental Chemical Holding Corporation 95-2865897
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC, OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
		Item 2(d)	[ ]
		Item 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.		CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14.		TYPE OF REPORTING PERSON CO

This Amendment No. 8 (this “Amendment”) amends the Schedule 13D previously filed by Occidental Petroleum Corporation, a Delaware corporation (“Occidental”), Occidental Petroleum Investment Co., a California corporation (“OPIC”), and Occidental Chemical Holding Corporation, a California corporation (“OCHC” and, together with Occidental and OPIC, the “Reporting Persons”), with respect to the Reporting Persons’ beneficial ownership in Lyondell Chemical Company (“Lyondell”).

This Amendment is being filed to disclose the sale by the Reporting Persons of all of the shares they own in the Issuer and corresponding changes in Item 5 to the previously filed Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 is amended as follows:
(a)	Not applicable.
(b)	Not applicable.
(c)	For the period from May 21, 2007 through July 10, 2007, OCHC sold in daily open market transactions, its remaining 14,000,000 shares of Common Stock.
(d)	Not applicable.
(e)	The Reporting Persons ceased to be the beneficial owners of five percent of the Common Stock on or before July 10, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 11, 2007

OCCIDENTAL PETROLEUM CORPORATION
By:	/s/ JIM A. LEONARD
Name:	Jim A. Leonard
Title:	Vice President, Controller and Principal Accounting
Officer
OCCIDENTAL PETROLEUM INVESTMENT CO.
By:	/s/ JIM A. LEONARD
Name:	Jim A. Leonard
Title:	President
OCCIDENTAL CHEMICAL HOLDING CORPORATION
By:	/s/ JIM A. LEONARD
Name:	Jim A. Leonard
Title:	Vice President